Exhibit 3.1
NAVIGANT CONSULTING, INC.,
a Delaware corporation
AMENDMENT
TO
BY-LAWS
Effective as of December 16, 2010
1.	Section 2.10 of the By-Laws of Navigant Consulting, Inc., as amended as of July 25, 2007 (the “By-Laws”), is amended and restated in its entirety to read as follows:
     2.10. Vote Required. When a quorum is present at any meeting of all stockholders, in all matters other than the election of directors, the affirmative vote of holders of a majority of the voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall decide any question brought before such meeting, unless the question is one which by express provision of law or the Certificate of Incorporation requires a different vote in which case such express provision shall govern and control the decision of such question.
2.	Section 3.2 of the By-Laws is amended and restated in its entirety to read as follows:
     3.2. Election. Each director elected shall hold office during the term for which he or she is elected and until his or her successor is elected and qualified. Any director may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors. Each director shall be elected by the vote of a majority of the votes cast with respect to such director’s election at any meeting for the election of directors at which a quorum is present. However, if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. A majority of votes cast in an election of directors shall mean that the number of votes cast “for” a director’s election exceeds the number of votes cast “against” such director’s election (with “abstentions” and “broker nonvotes” not counted as a vote cast either “for” or “against” such director’s election).
     If a nominee for director, who is an incumbent director, is not elected, such director shall promptly tender his or her resignation to the Board of Directors. The Nominating and Governance Committee, or such other committee designated by the Board of Directors from time to time, shall make a recommendation to the Board of Directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The Board of Directors shall act on the resignation and “publicly disclose”, in the manner provided in Section 2.3, its decision regarding the tendered resignation and the rationale behind the decision within 90 days following certification of the election results. Notwithstanding the foregoing, the Board of Directors may determine to extend such 90-day period by an additional period of up to 90 days if it determines that such an extension is in the best interests of the Corporation and its stockholders.
     The director who tenders his or her resignation shall not participate in the recommendation of the Nominating and Governance Committee or the decision of the Board of Directors with respect to his or her resignation.